Exhibit 12

Journal Communications, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	First Quarter 2009	2008	2007	2006	2005	2004
Fixed charges:
Interest incurred and amortization of debt issue costs	811	8,196	9,180	15,607	3,942	2,273
Interest capitalized	0	--	89	--	--	--
Estimate of interest within rental expense	40	565	960	1,046	1,010	641

Total fixed charges	851	8,761	10,229	16,653	4,952	2,914
Earnings:
Earnings (loss) from continuing operations before income taxes	(1,456)	(330,843)	69,644	89,030	71,406	81,229
Add: Fixed Charges (above)	851	8,761	10,229	16,653	4,952	2,914
Less: Capitalized Interest	--	--	(89)	--	--	--

Total earnings (loss)	(605)	(322,082)	79,784	105,683	76,358	84,143
Ratio of Earnings / (Loss) to Fixed Charges	--(1)	--(2)	7.80	6.35	15.42	28.88

(1) Earnings for the quarter ended March 29, 2009 were inadequate to cover the fixed charges. The coverage deficiency for the period was $1.5 million.

(2) Earnings for the year ended December 28, 2008 were inadequate to cover the fixed charges. The coverage deficiency for the period was $330.8 million.